Exhibit 99.1

Olympus Pacific Minerals Inc.

Notice of Special Meeting of Shareholders

of

OLYMPUS PACIFIC MINERALS INC.

to be held on December 17, 2007

and

Management Information Circular and Proxy

with respect to the

AMENDED AND RESTATED SHAREHOLDER RIGHTS PLAN AGREEMENT

Dated as of November 15, 2007

OLYMPUS PACIFIC MINERALS INC.

November 15, 2007

Dear Shareholder:

You are invited to attend the special meeting of the shareholders of Olympus Minerals Inc. (the “Company”) to be held at 1:00 p.m. (Toronto time) on Monday, December 17, 2007 at the President’s Suite, Albany Club of Toronto, 91 King Street East, Toronto, Ontario.  At this Meeting you will be asked to ratify the adoption of an Amended and Restated Shareholder Rights Plan Agreement (the “Plan”) as more particularly set out in the accompanying Management Information Circular dated as of November 15, 2007.

The accompanying Management Information Circular explains the Plan and provides specific information regarding the special meeting.  Please review the entire circular carefully.  The directors of the Company have considered the Plan, and have determined that it is in the best interests of the Company. The directors of the Company unanimously recommend that you vote FOR the resolution approving the Plan.

The Plan has been conditionally accepted by the Toronto Stock Exchange (the “TSX”).  In order for the Plan to continue in effect and be fully accepted by the TSX, the Plan must be approved both (i) by more than 50% of the votes cast in favour of the Plan at the meeting by shareholders present by person or by proxy, and (ii) by more than 50% of the votes cast at the meeting by shareholders present in person or by proxy, without giving effect to any votes cast by a shareholder that, directly or indirectly, on its own or in concert with others, holds or exercises control over more than 20% of the outstanding voting shares of the Company and by the associates, affiliates and insiders of such shareholder, and any other shareholder who does not qualify as an Independent Shareholder, as that term is defined in the Plan.  The Company intends to implement the TSX requirement for approval of the Plan by holding two separate votes, each to be conducted by ballot.  If the Plan is not ratified, it will terminate at the end of the Special Meeting.

Regardless of the number of common shares that you own, your vote is very important.  Whether or not you plan to attend the Special meeting, please submit your proxy as soon as possible to ensure that your common shares are represented at the Special Meeting. Additionally, by voting now, your prompt response will help to reduce proxy solicitation expenses.

Should you have any questions on information contained in the enclosed documents or require information on voting your common shares, please contact David Seton, Executive Chairman and Director or Peter Tiedemann, Chief Financial Officer and Corporate Secretary (T: 416-572-2525).

Thank you for your continued support.

Yours very truly,

(signed) “David A. Seton”
Executive Chairman & Director

Olympus Pacific Minerals Inc.
Suite 500 – 10 King Street East
Toronto, ON M5C 1C3
(416) 572-2525

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that a Special Meeting of Shareholders of Olympus Pacific Minerals Inc. (the “Company”) will be held in the President’s Suite, Albany Club of Toronto, 91 King Street East, Toronto, Ontario, M5C 1G3, on Monday, the 17th day of December, 2007 at the hour of 1:00 in the afternoon (local time), for the following purposes:

1.
To consider and, if thought fit, to approve an ordinary resolution ratifying the Company’s Amended and Restated Shareholder Rights Plan Agreement by way of two separate votes to be conducted by ballot as required by the TSX and as more particularly described in the accompanying Management Information Circular dated as of November 15, 2007; and

2.	To transact such other business as may properly come before the meeting or any adjournment or adjournments thereof.
This Notice is accompanied by a Management Information Circular, and a form of Proxy.  The accompanying Management Information Circular provides information relating to the matters to be addressed at the meeting and is incorporated into this Notice.

Shareholders are entitled to vote at the meeting either in person or by proxy.  Those who are unable to attend the meeting are requested to read, complete, sign and mail the enclosed form of proxy in accordance with the instructions set out in the proxy and in the Management Information Circular accompanying this Notice.  Please advise the Company of any change in your mailing address.

DATED at Toronto, Ontario, this 15th day of November, 2007.

BY ORDER OF THE BOARD
(signed) “David A. Seton”
Executive Chairman & Director

Olympus Pacific Minerals Inc.
Suite 500 – 10 King Street East
Toronto, ON M5C 1C3

MANAGEMENT INFORMATION CIRCULAR
(Containing information as at November 15, 2007 unless indicated otherwise)

SOLICITATION OF PROXIES

This Management Information Circular is furnished in connection with the solicitation of proxies by the management of Olympus Pacific Minerals Inc. (the “Company”) for use at the Special Meeting of Shareholders of the Company (and any adjournment thereof) to be held on Monday, December 17, 2007 (the “Meeting”) at the time and place and for the purposes set forth in the accompanying Notice of Meeting.  While it is expected that the solicitation will be primarily by mail, proxies may be solicited personally or by telephone by the directors, officers and regular employees of the Company at nominal cost.  All costs of solicitation by management will be borne by the Company.

The contents and the sending of this Management Information Circular have been approved by the directors of the Company.

APPOINTMENT OF PROXYHOLDER

The individuals named in the accompanying form of proxy are directors and/or officers of the Company. A SHAREHOLDER WISHING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO REPRESENT HIM AT THE MEETING HAS THE RIGHT TO DO SO, EITHER BY STRIKING OUT THE NAMES OF THOSE PERSONS NAMED IN THE ACCOMPANYING FORM OF PROXY AND INSERTING THE DESIRED PERSON’S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY OR BY COMPLETING ANOTHER FORM OF PROXY. A proxy will not be valid unless the completed form of proxy is received by COMPUTERSHARE INVESTOR SERVICES INC. (the “Transfer Agent”), Proxy Department, 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting or any adjournment thereof. Proxies delivered after that time will not be accepted.

REVOCATION OF PROXIES

A shareholder who has given a proxy may revoke it by an instrument in writing executed by the shareholder or by his attorney authorized in writing or, where the shareholder is a corporation, by a duly authorized officer or attorney of the corporation, and delivered either to the registered office of the Company, at Suite 500, 10 King Street East, Toronto, Ontario, M5C 1C3, at any time up to and including the last business day preceding the day of the Meeting, or if adjourned, any reconvening thereof, or to the Chairman of the Meeting on the day of the Meeting or, if adjourned, any reconvening thereof or in any other manner provided by law.  A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

INFORMATION FOR NON-REGISTERED SHAREHOLDERS

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting.  Most shareholders of the Company are “non-registered” shareholders because the shares they own are not registered in their names but are instead registered in the names of a brokerage firm, bank or other intermediary or in the name of a clearing agency. Shareholders who do not hold their shares in their own name (referred to herein as “Beneficial Shareholders”) should note that only registered shareholders may vote at the Meeting.  If common shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those common shares will not be registered in such shareholder’s name on the records of the Company.  Such common shares will more likely be registered under the name of the shareholder’s broker or an agent of that broker.  In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration name for The Canadian Depository for Securities, which company acts as nominee for many Canadian brokerage firms). Common shares held by brokers (or their agents or nominees) on behalf of a broker’s client can only be voted (for or against resolutions) at the direction of the Beneficial Shareholder.  Without specific instructions, brokers and their agents and nominees are prohibited from voting shares for the brokers’ clients.  Therefore, each Beneficial Shareholder should ensure that voting instructions are communicated to the appropriate person well in advance of the Meeting.

Existing regulatory policy requires brokers and other intermediaries to seek voting instructions from Beneficial Shareholders in advance of shareholders’ meetings.  The various brokers and other intermediaries have their own mailing procedures and provide their own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their common shares are voted at the Meeting.  Often the form of proxy supplied to a Beneficial Shareholder by its broker is identical to the form of proxy provided by the Company to the registered shareholders.  However, its purpose is limited to instructing the registered shareholder (i.e. the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder.

The majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. (“Broadridge”).  Broadridge typically prepares a machine-readable voting instruction form, mails those forms to the Beneficial Shareholders and asks Beneficial Shareholders to return the forms to Broadridge, or otherwise communicate voting instructions to Broadridge (by way of the internet or telephone, for example).  Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of common shares to be represented at the Meeting. A Beneficial Shareholder who receives an Broadridge voting instruction form cannot use that form to vote common shares directly at the Meeting.  The voting instruction form must be returned to Broadridge (or instructions respecting the voting of common shares must be communicated to Broadridge) well in advance of the Meeting in order to have the common shares voted.

This Management Information Circular and accompanying materials are being sent to both registered shareholders and Beneficial Shareholders. Beneficial Shareholders fall into two categories – those who object to their identity being known to the issuers of securities which they own (“Objecting Beneficial Owners”, or “OBO’s”) and those who do not object to their identity being made known to the issuers of the securities they own (“Non-Objecting Beneficial Owners”, or “NOBO’s”).  Subject to the provision of National Instrument 54-101 – Communication with Beneficial Owners of Securities of Reporting Issuers (“NI 54-101”) issuers may request and obtain a list of their NOBO’s from intermediaries via their transfer agents.  Pursuant to NI 54-101, issuers may obtain and use the NOBO list for distribution of proxy-related materials directly (not via Broadridge) to such NOBO’s.  If you are a Beneficial Shareholder, and the Company or its agent has sent these materials directly to you, your name, address and information about your holdings of common shares have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding the common shares on your behalf.

The Company has decided to take advantage of the provisions of NI 54-101 that permit it to deliver proxy-related materials directly to its NOBO’s.  By choosing to send these materials to you directly, the Company (and not the intermediary holding common shares on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions.  As a result if you are a NOBO of the Company, you can expect to receive a scannable Voting Instruction Form (“VIF”) from the Transfer Agent.  Please complete and return the VIF to the Transfer Agent in the envelope provided or by facsimile.  In addition, telephone voting and internet voting can be found in the VIF.  The Transfer Agent will tabulate the results of the VIFs received from the Company’s NOBO’s and will provide appropriate instructions at the Meeting with respect to the shares represented by the VIFs they receive.

The Company’s OBO’s can expect to be contacted by Broadridge or their brokers or their broker’s agents as set out above.

Although Beneficial Shareholders may not be recognized directly at the Meeting for the purposes of voting common shares registered in the name of his broker, a Beneficial Shareholder may attend the Meeting as proxyholder for the registered shareholder and vote the common shares in that capacity. Beneficial Shareholders who wish to attend the Meeting and indirectly vote their common shares as proxyholder for the registered shareholder should enter their own names in the blank space on the proxy provided to them and return the same to their broker (or the broker’s agent) in accordance with the instructions provided by such broker.

All references to shareholders in this Management Information Circular and the accompanying form of Proxy and Notice of Meeting are to shareholders of record unless specifically stated otherwise.

VOTING OF PROXIES

The shares represented by a properly executed proxy in favour of persons proposed by Management as proxyholders in the accompanying form of proxy will:

(a)	be voted or withheld from voting in accordance with the instructions of the person appointing the proxyholder on any ballot that may be taken; and
(b)	where a choice with respect to any matter to be acted upon has been specified in the form of proxy, be voted in accordance with the specification made in such proxy.

ON A POLL SUCH SHARES WILL BE VOTED IN FAVOUR OF EACH MATTER FOR WHICH NO CHOICE HAS BEEN SPECIFIED OR WHERE BOTH CHOICES HAVE BEEN SPECIFIED BY THE SHAREHOLDER.

The enclosed form of proxy when properly completed and delivered and not revoked confers discretionary authority upon the person appointed proxy thereunder to vote with respect to amendments or variations of matters identified in the Notice of Meeting, and with respect to other matters which may properly come before the Meeting.  In the event that amendments or variations to matters identified in the Notice of Meeting are properly brought before the Meeting or any further or other business is properly brought before the Meeting, it is the intention of the persons designated in the enclosed form of proxy to vote in accordance with their best judgment on such matters or business.  At the time of the printing of this Management Information Circular, the management of the Company knows of no such amendment, variation or other matter which may be presented to the Meeting.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

Authorized Capital:	unlimited common shares without par value
Issued and Outstanding:	232,377,011 (1) common shares without par value

(1)	As at November 15, 2007

Only shareholders of record at the close of business on November 15, 2007 (the “Record Date”) who either personally attend the Meeting or who have completed and delivered a form of proxy in the manner and subject to the provisions described above shall be entitled to vote or to have their shares voted at the Meeting.

On a show of hands, every individual who is present and is entitled to vote as a shareholder or as a representative of one or more corporate shareholders, or who is holding a proxy on behalf of a shareholder who is not present at the Meeting, will have one vote, and on a poll every shareholder present in person or represented by a proxy and every person who is a representative of one or more corporate shareholders, will have one vote for each common share registered in his name on the list of shareholders, which is available for inspection during normal business hours at Computershare Investor Services Inc. and will be available at the Meeting.

To the knowledge of the directors and senior officers of the Company, the only persons or companies who beneficially own, directly or indirectly or exercise control or direction over shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company are:

Name	No. of Shares	Percentage

Dragon Capital Group Limited Ho Chi Minh City, Vietnam	76,679,601 (1)(2)	33%
Zedex Minerals Limited Auckland, New Zealand	31,396,849 (1)(3)	14%

(1)	As at the Record Date.

(2)	Of these securities 39,369,227 shares are registered in the name of Vietnam Growth Fund Limited, 19,708,500 shares are registered in the name of Vietnam Enterprise Investments Limited, 16,131,874 are registered in the name of Vietnam Dragon Fund Limited, 1,270,000 shares are registered in the name of Dragon Capital Markets Limited and 200,000 shares are registered in the name of Dragon Capital Management Limited.

(3)	Mr. John A. G. Seton, director, is the Chairman, director and an insider of Zedex Minerals Limited.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Other than as set forth in this Management Information Circular, no person who has been a director or executive officer of the Company at any time since the beginning of the last financial year, nor any associate or affiliate of any of the foregoing, has any material interest, directly or indirectly, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon. Directors and executive officers may, however, be interested in the approval of the amended and restated shareholder rights plan agreement as detailed below.

PARTICULARS OF MATTERS TO BE ACTED UPON

Amended and Restated Shareholder Rights Plan Agreement

Effective June 25, 2007, the board of directors of the Company (the “Board”) adopted the amended and restated shareholder rights plan agreement (the “Plan”) dated as of June 2007 between the Company and Computershare Investor Services Inc., as rights agent.  The Plan has been conditionally accepted by the Toronto Stock Exchange (the “TSX”).  In order for the Plan to continue in effect and be fully accepted by the TSX, the Plan must be approved both (i) by more than 50% of the votes cast in favour of the Plan at the meeting by shareholders present in person or by proxy, and (ii) by more than 50% of the votes cast at the meeting by shareholders present in person or by proxy, without giving effect to any votes cast by a shareholder that, directly or indirectly, on its own or in concert with others, holds or exercises control over more than 20% of the outstanding voting shares of the Company (the “Common Shares”) and by the associates, affiliates and insiders of such shareholder, and any other shareholder who does not qualify as an Independent Shareholder, as that term is defined in the Plan.  If the Plan is not ratified, it will terminate at the end of the Meeting.

The Plan is intended to provide the shareholders of the Company and the Board with adequate time to consider and evaluate any unsolicited bid made for the Company, to provide the Board with adequate time to identify, develop and negotiate value-enhancing alternatives, if considered appropriate, to any such unsolicited bid, to encourage the fair treatment of shareholders in connection with any takeover bid for the Company and to ensure that any proposed transaction is in the best interests of the shareholders.

Background

In considering whether to adopt the Plan, the Board considered the current legislative framework in Canada governing takeover bids. Under provincial securities legislation, a takeover bid generally means an offer to acquire voting or equity shares of a person or persons, where the shares subject to the offer to acquire, together with shares already owned by the bidder and certain related parties thereto, aggregate 20% or more of the outstanding shares.

The existing legislative framework for takeover bids in Canada raises the following concerns for shareholders:

1.	Time

Current legislation permits a takeover bid to expire 35 days after it is initiated.  The Board is of the view that this is not sufficient time to permit shareholders to consider a takeover bid and to make a reasoned decision about the merits of a takeover bid.

2.	Pressure to Tender

A shareholder may feel compelled to tender to a takeover bid which the shareholder considers to be inadequate out of a concern that in failing to do so, the shareholder may be left with illiquid or minority discounted shares.  This is particularly so in the case of a takeover bid for less than all Company's Common Shares, where the bidder wishes to obtain a control position but does not wish to acquire all of the Company's Common Shares.  The Plan provides a mechanism which is intended to ensure that a shareholder can separate the decision with respect to the bid from the decision to tender, lessening undue pressure to tender.

3.	Full Value

The Board was also concerned that a person seeking such control might attempt, among other things, a gradual accumulation of the Company's Common Shares in the open market; the accumulation of a large block of Common Shares in a highly compressed period of time from institutional shareholders and professional speculators or arbitrageurs; or an offer for any or all of the Company's Common Shares at what the Board considers to be less than full and fair value. The Plan effectively prohibits the acquisition of more than 20% of the Company's outstanding Common Shares in such a manner.  The Plan is designed to encourage any bidder to provide shareholders with equal treatment in a takeover and full value for their investment.

The Plan should provide adequate time for shareholders to assess a bid and to permit competing bids to emerge.  It also gives the Board sufficient time to explore other options.  A potential bidder can avoid the dilutive features of the Plan by making a bid that conforms to the conditions specified in the Plan.  To qualify as a bid permitted under the Plan, a takeover bid must be open for 60 days after the bid is made.  If at least 50% of the Company's Common Shares subject to the bid that are not held by the bidder are deposited, the bidder may take up and pay for such Common Shares and the bid must remain open for a further period of 10 clear business days on the same terms.  See “Permitted Bid and Competing Permitted Bid Requirements” below.

Summary of the Plan

The following is a summary of the principal terms of the Plan which is qualified in its entirety by reference to the text of the Plan.  A copy of the Plan is available on SEDAR at www.sedar.com. Capitalized terms that are not defined herein have the meaning ascribed to them in the Plan.

Effective Date

The effective date (the “Effective Date”) of the Plan is June 25, 2007 subject to the ratification by a resolution passed by a majority of the votes cast by the Independent Shareholders present or represented by proxy at a Meeting of shareholders to be held not later than December 25, 2007.

Term

If the Plan is ratified and approved at the Meeting, it will become effective immediately following such approval and remain in force until the earlier of the Expiration Time (as defined in the Plan”) and the termination of the annual meeting of the shareholders in the year 2010, and each annual meeting every three years thereafter, unless at or prior to such a meeting the Independent Shareholders ratify the continued existence of the Plan.

Shareholder Approval

The Plan has been conditionally accepted by the TSX.  In order for the Plan to continue in effect and be fully accepted by the TSX, the Plan must be approved both (i) by more than 50% of the votes cast in favour of the Plan at the meeting by shareholders present in person or by proxy, and (ii) by more than 50% of the votes cast at the meeting by shareholders present in person or by proxy, without giving effect to any votes cast by a shareholder that, directly or indirectly, on its own or in concert with others, holds or exercises control over more than 20% of the outstanding Common Shares of the Company and by the associates, affiliates and insiders of such shareholder, and any other shareholder who does not qualify as an Independent Shareholder, as that term is defined in the Plan.  If the Plan is not ratified, it will terminate at the end of the Meeting.

To the best of the knowledge of the directors and senior officers of the Company, as of the date hereof, the following company is the Beneficial Owner of 20% or more of the outstanding Common Shares:

Dragon Capital Group Limited	76,679,601 (1)
Ho Chi Minh City, Vietnam

(1)
Of these securities 39,369,227 shares are registered in the name of Vietnam Growth Fund Limited, 19,708,500 shares are registered in the name of Vietnam Enterprise Investments Limited, 16,131,874 are registered in the name of Vietnam Dragon Fund Limited, 1,270,000 shares are registered in the name of Dragon Capital Markets Limited and 200,000 shares are registered in the name of Dragon Capital Management Limited.

Issue of Rights

On the Effective Date, one right (a “Right”) was issued and attached to each of the Company's outstanding Common Shares and one Right was issued and will continue to be issued in respect of each Common Share of the Company issued thereafter, prior to the earlier of the Separation Time (as defined below) and the Expiration Time.

Rights Exercise Privilege

The Rights will separate from the Common Shares and become exercisable at the close of business on the tenth business day after the earlier of the first public announcement of facts indicating that a person has acquired Beneficial Ownership (as defined in the Plan) of 20% or more of the Common Shares or the commencement of, or first public announcement of, the intent of any person to commence a takeover bid which would result in such person Beneficially Owing 20% or more of the Common Shares, or the date upon which a Permitted Bid or Competing Permitted Bid (as defined in the Plan) ceases to be such, or such later time as the Board may determine in good faith (in any such case, the “Separation Time”). After the Separation Time, but prior to the occurrence of a Flip-in Event (as defined below), each Right may be exercised to purchase one Common Share at an exercise price per Right of $10.00.

Flip-in Event and Exchange Option

Subject to certain customary exceptions, upon the acquisition by an Acquiring Person (as defined in the Plan) of 20% or more of the Common Shares (a “Flip-in Event”) and following the Separation Time, each Right, other than a Right Beneficially Owned by an Acquiring Person, its affiliates and associates, their respective joint actors and certain transferees, may be exercised to purchase that number of Common Shares which have a market value equal to two times the exercise price of the Rights. Rights beneficially owned by an Acquiring Person, its affiliates and associates, their respective joint actors and certain transferees will be void. The Plan provides that a person (a “Grandfathered Person”) who is the Beneficial Owner of 20% or more of the outstanding Common Shares determined as at the Record Time shall not be an Acquiring Person unless, after the Record Time, that person becomes the Beneficial Owner of any additional Common Shares.  The Board is authorized, after a Flip-in Event has occurred, to issue or deliver, in return for the Rights and on payment of the relevant exercise price or without charge, debt, equity or other securities or assets of the Company or a combination thereof.

Certificates and Transferability

Prior to the earlier of the Separation Time and the Expiration Time, the Rights are evidenced by a legend imprinted on certificates for Common Shares issued from and after the Effective Date and will not be transferable separately from the Common Shares. From and after the Separation Time and prior to the Expiration time, the Rights will be evidenced by Rights certificates which will be transferable and traded separately from the Common Shares of the Company.

Separation Time

The Separation Time shall mean, subject to Section 5.2 of the Plan,  the close of Business on the tenth Trading Day after the earliest of:

(i)	The Stock Acquisition Date;

(ii)
The date of commencement of, or first public announcement of the intent of any Person (other than the Company or any Subsidiary of the Company) to commence a takeover bid (other than a Permitted Bid or a Competing Permitted Bid); and

(iii)
The date upon which a Permitted Bid or Competing Permitted Bid ceases to be such; or such later date as may be determined by the Board acting in good faith, provided that if the foregoing results in a Separation Time being prior to the Record Time, the Separation Time shall be the Record Time, and provided further that if any takeover bid referred to in clause (ii) of this definition expires, is cancelled, terminated or otherwise withdrawn prior to the Separation Time, such takeover bid shall be deemed, for the purposes of this definition, never to have been made.

Permitted Bid and Competing Permitted Bid Requirements

The requirements for a Permitted Bid include the following:

(a)	the takeover bid must be made for all Common Shares and by way of a takeover bid circular;

(b)	the takeover bid must be made to all shareholders;

(c)	the takeover bid must be outstanding for a minimum period 60 days and Common Shares tendered pursuant to the takeover bid may not be taken up prior to the expiry of the 60 days period and only if at such time more than 50% of the Common Shares held by Independent Shareholders have been tendered to the takeover bid and not withdrawn; and

(d)	if more than 50% of the Common Shares held by Independent Shareholders are tendered to the takeover bid within the 60 day period, the bidder must make a public announcement of that fact and the takeover bid must remain open for deposits of the Common Shares for an additional 10 business days from the date of such public announcement.

The Plan allows for a Competing Permitted Bid (as defined in the Plan) to be made while a Permitted Bid is in existence.  A Competing Permitted Bid must satisfy all the requirements of a Permitted Bid except that it may expire on the same date as the Permitted Bid, subject to the statutory requirement that it be outstanding for a minimum period of 35 days.

Waiver and Redemption

The Board may, prior to a Flip-in Event, waive the dilutive effects of the Plan in respect of a particular Flip-in Event resulting from a takeover bid made by way of a takeover bid circular to all holders of the Common Shares, in which event such waiver would be deemed also to be a waiver in respect of any other Flip-in Event occurring under a takeover bid made by way of takeover bid circular to all holders of the Common Shares prior to the expiry of the takeover bid in respect of which the waiver is granted.  The Board may also waive the Plan in respect of a particular Flip-in Event that has occurred through inadvertence, provided that the Acquiring Person that inadvertently triggered such Flip-in Event reduces its beneficial holdings to less than 20% of the outstanding voting shares of the Company within 14 days or such other period as may be specified by the Board.  At any time prior to the occurrence of a Flip-in Event, the Board may also at its option redeem all, but not less than all, of the outstanding Rights at a price of $0.0001 each.

Exemptions for Investment Advisors

Investment managers (for client accounts), trust companies (acting in their capacities as trustees and administrators) registered pension plan administrators, Crown agents and certain statutory bodies that manage investments funds for employee benefit plans, pension plans, insurance plans or various public bodies may acquire greater than 20% of the Common Shares without triggering a Flip-in Event, provided that they are not making, or are not part of a group making, a takeover bid.

Anti-dilution Adjustments

The Exercise Price of a Right, the number and kind of Common Shares subject to purchase upon exercise of a Right, and the number of Rights outstanding, will be adjusted in certain events, including:

(i)	if there is a dividend payable in Common Shares or convertible securities (other than pursuant to any regular dividend reinvestment plan of the Company providing for the acquisition of Common Shares, or a subdivision or consolidation of the Common Shares, or an issuance of Common Shares or convertible securities in respect of, in lieu of or in exchange for Common Shares; or

(ii)	if the Company fixes a record date for the distribution to all holders of Common Shares of certain rights or warrants to acquire Common Shares or convertible securities, or for the making of a distribution to all holders of Common Shares of evidences of indebtedness or assets (other than regular periodic cash dividends or stock dividends payable in Common Shares) or rights or warrants.

Supplements and Amendments

The Company is authorized to make amendments to the Plan to correct any clerical or typographical error, or to maintain the validity of the Plan as a result of changes in law or regulation.  Prior to the Meeting, the Company is authorized to amend or supplement the Plan as the Board may in good faith deem necessary or desirable. The Company will issue a press release relating to any significant amendment made to the Plan prior to the Meeting and will advise the shareholders of any such amendment at the Meeting.  Other amendments or supplements to the Plan may be made with the prior approval of shareholders or Rights holders.

Canadian Federal Income Tax Consequences of the Plan

The Company will not have any income for the purposes of the Income Tax Act (Canada) (the “ITA”) as a result of the issuance of the Rights. The ITA provides that the value of a right to acquire additional shares of a corporation is not a taxable benefit which must be included in income and is not subject to non-resident withholding tax if the right is conferred on all holders of Common Shares.  Although the Rights are to be so conferred, the Rights may become void in the hands of certain holders of the Common Shares upon certain triggering events occurring (see “Flip-in Event”), and, consequently, whether or not the issue of the Rights is a taxable event is not entirely free from doubt.  In any event, no amount must be included in income if the Rights do not have a monetary value at the date of issue.  The Company considers that the Rights, when issued, will have negligible monetary value, there being only a remote possibility that the Rights will ever be exercised.  The holder of Rights may have income or be subject to withholding tax under the ITA if the Rights become exercisable or are exercised, although there is only a remote possibility of the occurrence of a transaction or event that would have this result.  The holder of Rights may be subject to tax in respect of the proceeds of disposition of such Rights.

This statement is of a general nature only and is not intended to constitute nor should it be construed to constitute legal or tax advice to any particular holder of the Common Shares.  Such shareholders are advised to consult their own tax advisors regarding the consequences of acquiring, holding, exercising or otherwise disposing of their Rights, taking into account their own particular circumstances and applicable foreign, provincial or territorial legislation.

United States Federal Income Tax Consequences of the Plan

As the possibility of the Rights becoming exercisable is both remote and speculative, the adoption of the Plan will not constitute the distribution of stock or property by the Company to its shareholders, an exchange of property or stock, or any other event giving rise to the realization of gross income by any shareholder.  The holder of Rights may have taxable income if the Rights become exercisable or are exercised or sold.  In the event the Rights should become exercisable, shareholders should consult their own tax advisor concerning the consequences of acquiring, holding, exercising or disposing of their Rights.

Eligibility for Investment in Canada

Provided that the Company remains a “public corporation” for purposes of the ITA at all material times, the Rights will each be qualified investments under the ITA for Registered Retirement Savings Plan, Registered Retirement Income Funds and Deferred Profit Shares Plans. The issue of Rights will not affect the status under the ITA of the Company's Common Shares for such purposes nor will it affect the eligibility of such securities as investments for investors governed by certain Canadian federal and provincial legislation governing insurance companies, trust companies, loan companies and pension plans.

Recommendation of the Board

The Board has determined that the Plan is in the best interests of the Company and the shareholders.  The Board unanimously recommends that shareholders vote in favour of approval of the Plan.

Unless specified in a Proxy Form that the Common Shares represented by the proxy shall be voted against the resolution respecting approval of the Plan, it is the intention of the persons designated in the enclosed Proxy Form to vote in favour of approval of the Plan.

In order for the Plan to continue in effect and be fully accepted by the TSX, the Plan must be approved both (i) by more than 50% of the votes cast in favour of the Plan at the meeting by shareholders present by person or by proxy, and (ii) by more than 50% of the votes cast at the meeting by shareholders present in person or by proxy, without giving effect to any votes cast by a shareholder that, directly or indirectly, on its own or in concert with others, holds or exercises control over more than 20% of the outstanding voting shares of the Company and by the associates, affiliates and insiders of such shareholder, and any other shareholder who does not qualify as an Independent Shareholder, as that term is defined in the Plan.

Accordingly, such shareholders will be asked to pass the resolution set out below in two separate votes to be conducted by ballot to conform to the foregoing requirements.

RESOLUTION (i)
All shareholders of the Company are entitled to vote on the first resolution as set out below.

RESOLUTION (ii)
All shareholders of the Company that vote on the first resolution as set out below SHOULD ALSO VOTE on the second resolution set out below EXCEPT a shareholder that directly or indirectly, on its own or in concert with others, holds or exercises control over more than 20% of the outstanding voting shares of the Company and the associates, affiliates and insiders of such shareholder, and any other shareholder who does not qualify as an Independent Shareholder, as that term is defined in the Plan. As at the date of this Management Information Circular, the only beneficial shareholder known to the Company to hold 20% or more of the outstanding voting shares of the Company is Dragon Capital Group Limited.

“BE IT RESOLVED THAT:

(i)	The Amended and Restated Shareholder Rights Plan Agreement dated as of June 25, 2007 between the Company and Computershare Investor Services Inc., as the same may be amended prior to this Meeting, be and it is hereby ratified and confirmed;

(ii)	The Amended and Restated Shareholder Rights Plan Agreement dated as of June 25, 2007 between the Company and Computershare Investor Services Inc., as the same may be amended prior to this Meeting, be and it is hereby ratified and confirmed; and

(iii)
Any director or officer of the Company, be and is hereby authorized, for and on behalf of the Company, to execute and deliver such other documents and instruments and take such other actions as such Director or officer may determine to be necessary or advisable to implement this resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of such documents or instruments and the taking of any such actions.”

If the Plan is not approved by the shareholders of the Company as described in this Management Information Circular it will cease to have effect on the date of the Meeting.

ANY OTHER MATTERS

Pursuant to the Canada Business Corporations Act (“CBCA”), proposals intended to be presented by shareholders for action at the 2008 Annual General Meeting must comply with the provisions of the CBCA and be deposited at the Company’s head office not later than February 7, 2008 in order to be included in the Management Information Circular and form of proxy relating to such Meeting.

Management of the Company knows of no matters to come before the Meeting other than those referred to in the Notice of Meeting accompanying this Management Information Circular.  However, if any other matters properly come before the Meeting, it is the intention of the persons named in the form of proxy accompanying this Management Information Circular to vote the same in accordance with their best judgment of such matters.

ADDITIONAL INFORMATION

Additional information regarding the Company and its business activities is available on the SEDAR website located at www.sedar.com“Company Profiles – Olympus Pacific Minerals Inc.”.  The Company’s financial information is provided in the Company’s audited comparative financial statements and related management discussion and analysis for its most recently completed financial year and may be viewed on the SEDAR website at the location noted above. Shareholders of the Company may request copies of the Company’s financial statements and related management discussion and analysis by contacting Peter Tiedemann, Chief Financial Officer at Suite 500 – 10 King Street East, Toronto, ON  M5C 1C3 (Phone:  (416) 572-2525).